ACN 009 235 634

Level 9, 28 The Esplanade
Perth    Western Australia    6000
PO Box  5643 St George’s Terrace
Perth    Western Australia     6831
Telephone: (61-8) 9226 4788
Facsimile:  (61-8) 9226 4799
Email: info@cityviewcorp.com
Web:   www.cityviewcorp.com

DATE:	February 20, 2009

TO:	Tracie Towner
United States Securities and Exchange Commission
Division of Corporation Finance
(Tel) 202-551-3744
(Fax) 202-772-29369

RE:	CityView Corporation Limited’s Form 20-F for Fiscal Year Ended December 31, 2007

Number of pages including cover sheet:  2

Dear Tracie,

Please see attached, a Company response to SEC letter dated February 10, 2009 in relation to CityView Corporation limited’s Form 20-F for Fiscal Year Ended December 31, 2007.

We have also lodged for filing on EDGAR, a revised 2007, Form 20-F with the appropriate amendments.

The Company in the process of finalising its 2008 Annual Report and the audit of this report is currently in progress, when completed the Company will lodge its Form 20-F for Fiscal Year End 2008.

Any correspondence may be addressed to myself, Paul Williams by email to paulw@cityviewcorp.com or by (Tel) 61-8-9226 4788 or (Fax) 61-8-9226 4799

Regards

/s/ Paul Williams

Paul Williams
Company Secretary

ACN 009 235 634

Level 9, 28 The Esplanade
Perth    Western Australia    6000
PO Box  5643 St George’s Terrace
Perth    Western Australia     6831
Telephone: (61-8) 9226 4788
Facsimile:  (61-8) 9226 4799
Email: info@cityviewcorp.com
Web:   www.cityviewcorp.com

Audit Opinion

1.	The amount of $1,896,409 relates to a non refundable deposit paid for the rights to acquire shares in a company known as Turnberry Resources Inc.
Turnberry Resources Inc held 70% of the exploration and development rights to the Matanda PH72 oil field in the Cameroon, West Africa.
At 31 December 2007, a degree of confusion had arisen as to who the actual rightful title holders were to the Matanda PH72 oil field.
As soon as the directors of CityView became aware of this confusion to title rights of the Matanda PH72 oil field they contacted their associates at Turnberry Resources Inc.

The Company (CityView) was assured by its associates at Turnberry Resources Inc that their (Turnberry’s) rights to the titles were secure and as such the directors of CityView took the decision at the time, against the auditor’s advice of writing off the value.

Around mid 2008, the company was further advised by its associates at Turnberry Resources Inc that due to the confusion over the title rights to the Matanda PH72 oil field, the Cameroon government would put the fields up for re-tender.

As a result of this confusion, the directors of CityView decided against any further involvement in the Cameroon or in any re-tendering process and inturn took the decision to write off the Company’s investment.

As a result of the above fiasco and the subsequent write off, of $1,896,409 CityView no longer has any investment in the Cameroon and as such the qualification that existed in 2007 is no longer valid and will not be a part of the 2008 audit opinion.

Controls and Procedures

2.	The Company has amended its filing accordingly at item 15 on page 26 of the Form 20-F for fiscal year end December 31, 2007.